Eilenberg & Krause llp
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New York, New York 10017
Telephone: (212) 986-9700
Facsimile: (212) 986-2399

April 15, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Ms. Amanda Ravitz, Assistant Director
Joe McCann, Esq.
Geoff Kruczek, Esq.
Eric Atallah, CPA
Kevin Vaughn, CPA

Re:	SyntheMed, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 15, 2011
File No. 000-20580

Ladies and Gentlemen:

On behalf of SyntheMed, Inc. (“SyntheMed”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in Ms. Ravitz’s letter, dated March 14, 2011 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A filed by SyntheMed with the Commission on February 15, 2011 (File No. 000-20580) (the “Schedule 14A”).

In connection with this response to the Comment Letter, SyntheMed is filing electronically with the Commission today Amendment No. 1 to the Schedule 14A (the “Amended Schedule 14A”).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.  Page number references in the responses refer to page numbers in the Amended Schedule 14A.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amended Schedule 14A.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

General

1.	Please update your financial statements in accordance [with] Rule 8-08 of Regulation S-X or tell us why you are not required to update your financial statements.

The Schedule 14A has been revised to include updated financial statements in accordance with the Staff’s comment.

What is required to consummate the merger, page 1

2.	Please revise to disclose when the members of Pathfinder will vote on the merger agreement.

We respectfully inform the Staff that Pathfinder’s members adopted the merger agreement and approved the merger by unanimous consent on April 14, 2011.  The Schedule 14A has been revised on page 1 and elsewhere accordingly.

Pathfinder, LLC, page 8

3.	With reference to your disclosures on pages 17, 72 and 73, please revise to prominently highlight the following information in the Summary:

•	Pathfinder's receipt of a going concern opinion from its auditors and the amount of its negative working capital;

•	The need for significant additional capital to fund operations, including the amount necessary to fund operations for the next twelve months:

•	Pathfinder's lack of revenues and its net losses since inception and expectation for losses for the foreseeable future;

•	The status of development of Pathfinder's products; and

•	Dr. Franklin's role as Pathfinder's sole employee and his part-time status.

The Schedule 14A has been revised on page 8 in accordance with the Staff’s comment.

4.	Please expand the second paragraph to clarify what will be done with the registrant’s assets.

The Schedule 14A has been revised on page 9 in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

Merger Consideration, page 9

5.	Briefly highlight the numerical exchange ratio based on the numbers in the first bullet. Also expand the second bullet to disclose the number of options to be assumed.

The Schedule 14A has been revised on page 10 in accordance with the Staff’s comments.

Voting and Revocation of Proxies, page 28

6.	We refer to the third paragraph on page 28. Please revise to identify the items that are "discretionary" and those that are "non-discretionary.”

The Schedule 14A has been revised on page 29 in accordance with the Staff’s comment.

Background for the Merger, page 30

7.
Expand to disclose what led to the conclusion that it would be impractical to fund the clinical trials.  Also tell us where this section discusses your "efforts to raise capital" mentioned in the first bullet on page 34.

The Schedule 14A has been revised on page 31 to delete the reference to “impractical” and to explain the board’s conclusion regarding the remote likelihood of obtaining capital to fund the clinical trials..  The reference to “efforts to raise capital” has been deleted.

8.
Please clarify what you mean by “Tier 1”and “Tier 2.”  Also clarify who established the special committee on July 23, 2010 and what occurred with respect to the 12 companies no longer included on Oppenheimer’s “active list” as of August 20, 2010.

The Schedule 14A has been revised on page 31 in accordance with the Staff’s comment.

9.
We refer to your disclosure in the first full paragraph on page 32.  Please revise to disclose whether Mr. Hickey provided any subsequent reports to the special committee or the board concerning his contact with the generic drug company initially contacted on August 13, 2010.

The Schedule 14A has been revised on page 33 in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

10.
We refer to the second sentence on page 33 and final sentence of the second paragraph on page 34. Please revise to disclose whether the full board unanimously approved these resolutions or whether there were dissenting votes.

The Schedule 14A has been revised on pages 34 and 36 in accordance with the Staff’s comment.

11.
We note the disclosures regarding "Pathfinder" rejecting, proposing and negotiating terms of the merger agreement. Please expand to clarify who rejected, proposed and negotiated terms on behalf of Pathfinder. Also revise to disclose the extent to which Dr. Franklin and Mr. Gruber participated in the negotiations and deliberations of the merger agreement on behalf of the registrant.

The Schedule 14A has been revised on pages 33-35 in accordance with the Staff’s comment.

Reasons for the Merger, page 34

12.
Please clarify how the relative percentage ownership in the merger is “consistent with market practice for a merger of this type” and captures your “perceived relative valuations,” and who performed this analysis.

The Schedule 14A has been revised on page 37 to delete the referenced phrases.

Fairness Opinion, page 37

13.	With a view toward clarified disclosure, please tell us why Barrier Advisors only reviewed “certain” analyses with the special committee and which analyses it did not review.

We respectfully inform the Staff that Barrier Advisors reviewed with the special committee each of the material analyses performed by it in connection with its opinion, each of which analyses is summarized in the disclosure for each of SyntheMed and Pathfinder.  Barrier Advisors also performed a real options analysis, but that analysis involved similar inputs and results to the discounted cash flow analysis and, as such, Barrier Advisors’ presentation to the special committee did not include a separate review of that analysis.  Barrier Advisors also performed a stock price analysis for SyntheMed, but not for Pathfinder (as Pathfinder is a private company with no trading market for its membership interests). Barrier Advisors informed the Committee that it did not view the stock price analysis as material to its determination of the value of SyntheMed given the limited trading volume and lack of liquidity in the market for SyntheMed’s stock and that therefore it assigned no weight to this analysis in arriving at a valuation for SyntheMed.  The Schedule 14A has been revised at pages 41-42 to explain that the stock price analysis did not impact valuation and has therefore not been summarized in the disclosure.

14.
With a view toward disclosure, please tell us the source of the internal projections mentioned on page 37 and the members of senior management of both parties with whom Barrier Advisors conducted discussions regarding their respective business prospects.  Please also provide us copies of the projections, forecasts and analyses and all copies of materials that Barrier Advisors provided to the full board or the special committee.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

SyntheMed respectfully informs the Staff that the referenced internal projections and other information with respect to SyntheMed were prepared and provided by Robert Hickey, SyntheMed’s then President, CEO and CFO, and John Benson, SyntheMed’s controller.  The referenced internal projections and other information with respect to Pathfinder were prepared and provided by Richard Franklin.  Barrier conducted discussions with Robert Hickey regarding the business prospects of SyntheMed and Richard Franklin regarding the business prospects of Pathfinder, and the Schedule 14A has been revised on page 39 to indicate the same.

15.
We note the limitation on reliance by shareholders in the first sentence of the third paragraph on page 37 and in the second sentence of the final paragraph on page 3 of the fairness opinion.  Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted. Alternatively, disclose the basis for Barrier Advisors’ belief that shareholders cannot rely upon the opinion to support any claims against Barrier Advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in Barrier Advisors’ engagement letter with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Barrier Advisors would have no effect on the rights and responsibilities of either Barrier Advisors or the board of directors under the federal securities laws.

The referenced limitation has been deleted from both the Schedule 14A at page 39 and, with the permission of Barrier Advisors, from the fairness opinion in accordance with the Staff’s comment.

16.
Please disclose whether any material changes in SyntheMed’s or Pathfinder's operations, performance or the assumptions upon which Barrier Advisors based its opinion have occurred since the delivery of the opinion almost three months ago. Similarly, please disclose whether any material changes are expected to occur prior to the security holder meeting.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

The Schedule 14A has been revised on page 40 in accordance with the Staff’s comment.

17.
Currently, it is unclear how Barrier Advisors arrived at the disclosed conclusions for each analysis presented.  As one example, you refer to analyzing six transactions but it is unclear how those transactions result in the median transaction value you mention or how the range of equity values for the registrant was determined.  Please expand to describe in greater detail the methods of Barrier Advisors in determining its findings.

The Schedule 14A has been revised on pages 42-47 in accordance with the Staff’s comment.

Comparable Transactions Analysis, page 40

18.
Please expand to clarify how Barrier Advisors “selected” which transactions to consider. Also tell us whether any transactions that met the criteria were excluded from the analysis and, if so, the reasons for such exclusion.  Please also provide similar information regarding the companies mentioned under the caption “Comparable Companies Analysis” and the transactions and companies mentioned on page 42.

The Schedule 14A has been revised on pages 42-45 to include the selection criteria used in the comparable companies and comparable transactions analyses in accordance with the Staff’s comment.  Barrier Advisors has informed SyntheMed that no transactions of which it was aware that met the comparable transactions selection criteria were excluded from the analysis.  For the comparable companies analyses, Barrier Advisors has informed SyntheMed that it evaluated certain companies which, although they met aspects of the selection criteria, were excluded from the analyses due to size, revenue or stage of development not being comparable to that of SyntheMed.  The Schedule 14A has been revised on pages 43 and 45 to reflect the names of excluded companies.

19.	The median transaction value in the paragraph after the bullets is different than the median transaction value in the table. Please reconcile.

The Schedule 14A has been revised on page 43 in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

Relative Valuation, page 43

20.
Please revise to clarify the basis for the weights assigned to each of the valuation methods, including why different weights were assigned for each company.  Please also revise to disclose who selected those weightings.

The Schedule 14A has been revised on pages 47 in accordance with the Staff’s comment.

21.	Please clarify the significance of the reference to “4:1.”

The Schedule 14A has been revised on page 47 in accordance with the Staff’s comment.

Other Considerations, page 44

22.	Please revise to disclose who recommended the amount of the fee paid to Barrier. Please refer to Regulation M-A, Item 1015(b)(5). Also, please quantify the amount of the fee paid.

The Schedule 14A has been revised on page 48 in accordance with the Staff’s comment.

Interests of Certain Directors…, page 44

23.	Please expand to disclose when the compensation arrangements with your special committee were set and who determined those arrangements on behalf of the registrant.

The Schedule 14A has been revised on page 48 in accordance with the Staff’s comment.

Material Tax Consequences, page 45

24.	We note that you "expect" the merger to be tax free. Please revise to clarify why you do not know whether the merger will be taxable to your shareholders.

The Schedule 14A has been revised on page 49 and elsewhere in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

Agreements Related to the Merger, page 57

25.
Please revise to disclose the material terms of the credit and security agreement referenced on page 8 and the material terms of the $1 million convertible debt financing that is a condition to the closing of the merger agreement.

The Schedule 14A has been revised on page 57 to disclose the material terms of the credit and security agreement in accordance with the Staff’s comment.  We respectfully inform the Staff that the condition to the merger agreement is that there be held in escrow a minimum of $1 million in subscriptions for common stock of SyntheMed.  While it is contemplated that convertible debt holders of Pathfinder may participate in those subscriptions through tender for cancellation of their Pathfinder notes as described on pages 1, 54 and 81, we respectfully submit that a description of the terms of the Pathfinder convertible debt, which is included in the Pathfinder MD&A section, is inappropriate to include in this section of the Schedule 14A.

26.
Please clarify how the “Management Termination Agreements” are related to the merger. For example, were they agreed to during the negotiations? We note that your disclosure on page 34 indicates that no negotiations with respect to the agreements occurred prior to November 29, 2010, only that the agreements were entered into on that date without any prior discussion.

The Schedule 14A has been revised on pages 62-63 in accordance with the Staff’s comment.  The Schedule 14A has also been revised on page 34 to disclose information regarding negotiation of the management termination agreements.

Principal Stockholders, page 68

27.
Please expand to disclose the post-transaction beneficial ownership of the registrant, particularly given the second full risk factor on page 16. Also update the table currently included in your disclosure.

The Schedule 14A has been revised on pages 73-74 in accordance with the Staff’s comments.

Pathfinder's Business, page 69

28.
Please revise to clarify your reference to a "new" type of mammalian cell. Is this a cell type that previously did not exist in mammals or did the scientific community only recently discover the existence of these cells?

The Schedule 14A has been revised on page 75 in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

29.	Please provide us with copies of any studies that support the following claims:

•	PCs isolated from rat and human pancreas and human kidney have been shown to completely reverse diabetes induced in a mouse (page 69);

•	Rat pancreas-derived PCs have been effective in animal models of renal reperfusion and myocardial infarction (page 69);

•	PC cells can be taken from one individual and administered to an immunologically different individual without causing an immune response (page 70);

•	The study results referenced in the penultimate paragraph on page 70;

•	The study results referenced in the second and third paragraphs on page 71; and

•	The study results referenced in the sixth paragraph on page 7l.

A study was recently published in Rejuvenation Research, which supports the claims in the first, third and fourth bulleted items.  An abstract of the study can be accessed on the internet at http://www.ncbi.nlm.nih.gov/pubmed/21417783, and we have supplementally provided the Staff with a hard copy of the full article. Also included supplementally are powerpoint slides summarizing the results of experiments supporting the remaining claims.  For the second bulleted claim, slide 10 supports renal reperfusion and slide 9 supports myocardial infarction. Slides 9 and 12 support the claims in the fifth bulleted item and slides 10 and 11 support the claims in the sixth bulleted item.

30.
Please revise to clarify the nature of your arrangement regarding research and development with the university and third party laboratories referenced. Also clarify how Pathfinder has been able to supervise these entities given your disclosure on page 72 that you have only one employee who works on a part-time basis.

The Schedule 14A has been revised on page 77 in accordance with the Staff’s comment.  The reference to Pathfinder “supervision” has been deleted.

Intellectual Property, page 72

31.
Please clarify the duration of the intellectual property mentioned here and in the following section. Also revise to clarify the specific nature of the technology covered by each patent application and license, and the intellectual property underlying those licenses.

The Schedule 14A has been revised on pages 77-78 in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

Management's Discussion…, page 72

32.
We note that you have only provided management’s discussion and analysis as of and for the periods ending September 30. Please update your management’s discussion and analysis to also include a discussion as of and for the years ended December 31.  Refer to Item 303(A) of Regulation S-K.

The Schedule 14A has been revised on pages 79-81 and elsewhere in accordance with the Staff’s comment.

33.	We note that for the nine months ended September 30, 2010, you incurred increased legal fees of $82,000. Please revise your disclosure here to discuss the nature of legal fees incurred.

The Schedule 14A has been revised on page 79 in accordance with the Staff’s comment.

34.	To the extent you have any material legal contingencies, please revise your financial statements to provide the disclosures required by FASB ASC Topic 450-20.

SyntheMed respectfully advises the Staff that it is not aware of any material legal contingencies required to be disclosed under FASB ASC Topic 450-20.

Liquidity and Capital Resources, page 73

35.
Please revise your disclosure on page 74 to quantify the additional funds necessary to fund your short-term and long-term operating requirements and the source of those obligations, including any material amounts you are obligated to pay upon consummation of a post-transaction financing or that you expect to satisfy through the issuance of securities.

The Schedule 14A has been revised on page 80 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 78

Note 2 Purchase Price, page 83

36.
We note that you are allocating $10.5 million to intangible assets/goodwill in this transaction.  Please expand your disclosures to discuss management’s preliminary estimate of the allocation between intangible assets and goodwill. Discuss what intangible asset categories you believe may have value.  For each intangible asset, provide a preliminary estimate of the value and a preliminary estimate of the useful life.  Finally, as appropriate, revise the pro forma financial statements to include pro forma adjustments for an estimate of the amortization expense for any intangible assets, or otherwise explain why such adjustments are not necessary. Please refer to FASB ASC Topic 805-20.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

As discussed on the telephone with Mr. Atallah, SyntheMed’s management does not believe that it has intangible assets of value. Accordingly, the full amount has been allocated to goodwill and nothing has been allocated to intangible assets.  Accordingly, Note 2 has been revised to delete the reference to “intangible assets.”  Management based its determination that it has no intangible assets of value on the following factors:

•  Since SyntheMed received approval to market REPEL-CV in September 2006, the business has not generated positive cash flow from the sale of REPEL-CV and has incurred consistent net operating losses.

•  Despite diligent efforts to locate a buyer, licensor or strategic partner for its assets and proprietary technologies, SyntheMed has received no viable expressions of interests, other than the proposed merger with Pathfinder.

•  Due to cash constraints, SyntheMed has not actively supported the sale of its product, REPEL-CV, since August 2010.

•  Due to cash constraints, SyntheMed has not continued on-going R&D work in support of its licensed technologies.

•  Pathfinder, the accounting acquiror in the proposal merger, is considered to be in the development stage as defined in ASC 915, and has devoted substantially all of its efforts to the corporate formation, the raising of capital, obtaining license agreements and engaging in research and development activities. None of Pathfinder’s R&D activities involve the use of SyntheMed’s technology. The merged company will be primarily dedicated to the development of a regenerative medicine pipeline based on Pathfinder's novel cell therapy.

•  Pathfinder’s strategy for the combined company includes continuing to seek a sale, licensing transaction or other strategic transaction for the assets of SyntheMed and maintaining SyntheMed’s business on a limited basis without significant development or investment in SyntheMed’s assets pending any such transaction.

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

Pathfinder LLC Financial Statements, page F-1

Note 3 - License Agreements, page F-8

37.
We note your disclosure here regarding the MGH license agreement. You state that prior to the first commercial sale, additional license fees are due and payable. In order to provide the reader with greater insight into the potential obligations of the company, please revise to disclose the specific amounts due and payable for each year prior to the first commercial sale.

Note 4 – License Agreements has been revised in accordance with the Staff’s comment.

Note 4 - Long Term Note Payable, page F-9

38.
Please expand your disclosure to describe the long-term note payable in greater detail, including the principal amount, maturity date, interest rate, and any other material provisions. Explain to us how the carrying value of your note payable was determined.

As discussed on the telephone with Mr. Atallah, the amounts shown reflect the present value of the license fees under the MGH license agreement. Note 6 – Long-Term Payable has been revised to clarify the nature of the amounts shown and to indicate the assumptions used in calculating present value.

Note 7 - Commitments and Other Matters, page F-10

39.
We note that as part of the MGH license agreement, you may be required to pay MGH 3% of the price received. We note from your disclosure on page 72, that you intend to amend this provision to allow MGH to receive a small equity interest. Please clarify if this amendment has been executed and quantify the amount of shares MGH will receive under the amended agreement. To the extent this provision or the proposed amendment will have a material impact on your financial statements, please revise your MD&A accordingly.

Note 9 – Commitments and Other Matters has been revised in accordance with the Staff’s comment.  In addition, the Schedule 14A has been revised on page 79 to include the impact of the proposed amendment in Pathfinder’s MD&A in accordance with the Staff’s comment.

SyntheMed acknowledges that:

•	SyntheMed is responsible for the adequacy and accuracy of the disclosure in the filing;

Division of Corporation Finance
Securities and Exchange Commission
April 15, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SyntheMed may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we have supplementally provided the Staff with one clean and one marked copy of the Amended Schedule 14A (without annexes).  The marked copy reflects the changes made to the previous filing, except that the "F" pages are not marked.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 986-9700, extension 335.

Very truly yours,

S/Keith Moskowitz
Keith Moskowitz

Cc:	SyntheMed, Inc.
Richard L. Franklin, M.D., Ph.D., Executive Chairman